Advanced Voice Recognition Systems, Inc.

7659 E. Wood Drive

Scottsdale, AZ  85260

November 23, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:        Ethan Horowitz

                        Accounting Branch Chief

Re:       Advanced Voice Recognition Systems, Inc.

                        Item 4.01 Form 8-K

                        Filed August 31, 2011

                        File No. 000-52390

Dear Mr. Horowitz:

On August 31, 2011, Advanced Voice Recognition Systems, Inc. filed a Report on Form 8-K regarding its change of principal accountants.  This will confirm our understanding that, as our former principal accountant is no longer registered with the PCAOB, we may not include its audit reports or consents in our future filings with the Commission.  Accordingly we have retained our principal accountant, Borgers & Cutler CPA’s PC, to re-audit our prior year financial statements, and we expect to file its reports for both the prior year and the current year with our next 10-K report.

                                                            Very truly yours,

                                                            /s/ Walter Geldenhuys

                                                            Walter Geldenhuys

                                                            President